UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2026

SPRING VALLEY ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41529	98-1579063
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 McKinney Ave., Suite 1675 Dallas, TX	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 308-5230

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: N/A

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, one right and one-half of one redeemable public warrant	SVIUF	OTC
Class A ordinary shares, par value $0.0001 per share	SVIIF	OTC
Rights included as part of the units to acquire one-tenth (1/10) of one Class A ordinary share	SVIRF	OTC
Redeemable public warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVIWF	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 23, 2026, Spring Valley Acquisition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability (“SVII” or the “Company”), held its extraordinary general meeting of shareholders (the “Meeting”) as both a physical and virtual meeting, conducted via live webcast, in connection with the proposed business combination by and among the Company, Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub I”), Spring Valley Merger Sub II, Inc., Nevada corporation (“Merger Sub II”), and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”), as described in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to shareholders on or about February 2, 2026 (the “Proxy Statement”). Each proposal (individually a “Proposal”) voted upon at the Meeting and the final voting results are indicated below. Each Proposal voted on at the Meeting is described in detail in the Proxy Statement.

As of the close of business on January 5, 2026, the record date for the Meeting, there were approximately 9,879,944 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), and one Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “Ordinary Shares”), outstanding. A total of 8,206,820 Ordinary Shares, representing approximately 83% of the outstanding Ordinary Shares entitled to vote, were present in person or by proxy, constituting a quorum.

1.	Proposal No. 1 – The Transaction Proposal - To consider and vote upon a proposal to approve by ordinary resolution SVII’s entry into the Amended and Restated Agreement and Plan of Merger, dated as of September 29, 2025, by and among SVII, New Eagle, Merger Sub I, Merger Sub II, and Eagle (the “Merger Agreement”). The Transaction Proposal was approved and received the following votes:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
1.	8,135,098	71,722	0

2.	Proposal No. 2 – The Charter Amendment Proposals - To consider and vote to approve by ordinary resolution and on non-binding advisory basis, the following six proposals relating to material changes between SVII Articles and New Eagle Organizational Documents (each term as defined in the Proxy Statement). Each of the six Charter Amendment Proposals were approved and received the following votes:

A.	Proposal 2A: To change the number of authorized shares under SVII Articles from 331,000,000 consisting of (a) 330,000,000 ordinary shares, of which (i) 300,000,000 shares were Class A ordinary shares, and (ii) 30,000,000 shares were Class B ordinary shares, and (b) 1,000,000 preference shares to 303,500,000 total shares, consisting of (a) 300,000,000 shares of common stock, par value $0.0001 per share, and (b) 3,500,000 shares of preferred stock, par value $0.0001 per share, under the New Eagle Charter (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2A	8,134,869	71,736	215

B.	Proposal 2B: To modify the voting threshold for amending the SVII Articles from a two-thirds supermajority to a simple majority for amendments to New Eagle Charter, while maintaining the two-thirds super-majority requirement for changes to specific provisions of the New Eagle Charter regarding stockholder action, directors, limitation of liability, amendment of the New Eagle Bylaws (as defined in the Proxy Statement), and amendment of the New Eagle Charter:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2B	8,134,632	72,132	56

C.	Proposal 2C: To modify the voting threshold for director removal from a simple majority under the SVII Articles to a two-thirds supermajority under the New Eagle Charter, with removal permitted only for cause:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2C	8,133,766	72,958	96

D.	Proposal 2D: To provide in New Eagle Bylaws that Nevada state courts will be the sole and exclusive forum for internal corporate claims, provided that the exclusive forum provision does not apply to claims arising out of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, for which the federal district courts of the United States are the exclusive forum:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2D	8,135,057	71,722	41

E.	Proposal 2E: To eliminate the ability of New Eagle stockholders to take action by written consent in lieu of a meeting:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2E	8,134,496	72,277	47

F.	Proposal 2F: To eliminate certain provisions related to a company’s status as a blank check company due to their inapplicability following the completion of the Transaction (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2F	8,134,053	71,726	1,041

3.	Proposal No. 3 – The Equity Plan Proposal - To consider and vote upon a proposal to approve, by ordinary resolution, the New Eagle Equity Plan (as defined in the Proxy Statement), a copy of which is attached to the Proxy Statement as Annex D. The Equity Plan Proposal was approved and received the following votes:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
3.	8,134,535	72,122	163

4.	Proposal No. 4 – The Cayman Merger Proposal - To consider and vote upon a proposal to approve, by a special resolution (i) the merger of Merger Sub 1 with and into SVII with SVII being the surviving company and (ii) approve the Plan of Merger (as defined in the Proxy Statement) substantially in the form attached to the Proxy Statement as Annex K and authorize the entry by SVII into the Plan of Merger. The Cayman Merger Proposal was approved and received the following votes:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4.	8,134,991	71,722	107

As there were sufficient votes to approve the Transaction Proposal, Proposals 2A through 2F, the Equity Plan Proposal, and the Cayman Merger Proposal, the Adjournment Proposal was not presented to the Company’s stockholders.

SVII intends to consummate the business combination (the “Business Combination”) as soon as possible, subject to the satisfaction or waiver of all other closing conditions, and may accept withdrawals of redemption requests prior to the closing of the Business Combination. The closing of the Business Combination is conditioned on the satisfaction or waiver of certain other closing conditions that are not within SVII’s, New Eagle, or Eagle’s control, including, among other things, receipt of approval for listing on the Nasdaq Stock Market LLC (“Nasdaq”) of the New Eagle shares and New Eagle public warrants to be issued in connection with the transactions contemplated by the Merger Agreement, that has yet to be obtained. The parties to the Merger Agreement may not satisfy all of the conditions to the closing in the Merger Agreement and, accordingly, the transactions contemplated therein may not be completed. If the closing conditions are not satisfied or waived, the Business Combination will not occur.

Important Information for Investors and Stockholders

In connection with the Business Combination, New Eagle and Eagle, as co-registrant, have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to New Eagle’s securities to be issued in connection with the Business Combination and the Proxy Statement. Before making any investment or voting decision, investors and security holders of New Eagle, Eagle or SVII are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about New Eagle, Eagle or SVII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by New Eagle, Eagle and SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this Current Report.

Forward Looking Statements

This Current Report includes, or incorporates by reference, forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Business Combination; (ix) failure to realize the anticipated benefits of the Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment (as defined in the Proxy Statement) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this Current Report and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this Current Report speak only as of the date of this Current Report. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRING VALLEY ACQUISITION CORP. II

	By:	/s/ Christopher Sorrells
	Name:	Christopher Sorrells
	Title:	Chief Executive Officer and Chairman

Dated: February 23, 2026